

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2008

Via U.S. Mail

Gao Xincheng
Chief Executive Officer
China Bio Energy Holding Group Co., Ltd.
c/o Xi'an Baorun Industrial Development Co., Ltd.
Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi'an, Shaanxi Province, PRC 710043

> **Re:** **China Bio Energy Holding Group Co., Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 9, 2008**
> **File No. 333-147953**

Dear Mr. Xincheng:

 We have reviewed your amended filing and your response letter dated May 9, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed on May 9, 2008

Summary Consolidated Financial Data, page 5

1.   You disclose your net earnings available to common stockholders for the year ended December 31, 2007 was $8,579,000. However, this amount per your consolidated statement of operations for the same period was $5,181,000. Please revise your document to resolve this inconsistency.

Financial Statements, page F-1

Note 1 – Organization and Description of Business, page F-7

2.   We have read your response to our prior comment 10; however, you still have not described the common ownership that exists between Redsky Industrial (Xi'an) Co. Ltd, the primary beneficiary and Xi'an Baorun Industrial Development Co. Ltd, the variable interest entity (VIE).   To the extent these entities are not under common control, the assets and liabilities of Xi'an Baorun Industrial Development Co. Ltd should be measured at fair value and the transaction reflected in the consolidated financial statements as of the date Redsky Industrial (Xi'an) Co. Ltd became the primary beneficiary.

Further, EITF 02-5 defines the term "common control." This definition is applicable to the use of this term in SFAS 141 as well as in FIN 46R; therefore, it is unclear what you mean when you state that common control was not addressed "with regards to EITF 02-5" and that you "looked at common control in the context of paragraph 19 of FIN 46R." We reissue our prior comment 10 and request you provide further clarification of the ownership of Xi'an Baorun Industrial Development Co. Ltd and Redsky Industrial (Xi'an) Co. Ltd, and any relationships existing between them, prior to the time Redsky Industrial (Xi'an) Co. Ltd, became the primary beneficiary.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Gao Xincheng
China Bio Energy Holding Group Co., Ltd.
May 23, 2008
Page 4

You may contact Jennifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: K. Hiller
J. Gallaher
S. Donahue
Ronit Fischer (646.619.4967)